[redacted]

09059671

Mail Processing Section

MAR 02 2009

Washington, DC 106

BB 3/11

UNITEDSTATES
TIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sun Life Financial Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sun Life Executive Park
(No. and Street)

Wellesley Hills (City) MA (State) 02481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Trevor V. Graham 617-273-2029 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) MA (State) 02116-5022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Trevor V. Graham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sun Life Financial Distributors, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

AVP and Divisional Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Sun Life Financial Distributors, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Sun Life Financial Distributors, Inc. (the "Company") (a wholly owned subsidiary of Sun Life Financial (U.S.) Holdings, Inc.) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Sun Life Financial Distributors, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 3 to the financial statements, the majority of revenue earned and expenses incurred by the Company is the result of transactions with related parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2009

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2008

ASSETS		
Cash and cash equivalents	$	16,899,894
Receivable from affiliates		29,211
State taxes receivable - Affiliate		2,987,308
Deferred state taxes - Affiliate		20,192
Deferred federal taxes - Affiliate		56,269
Prepaid expenses		530,178
Other assets		475
Office furniture and equipment at cost, less accumulated depreciation of $2,098,859		1,624,702
TOTAL ASSETS	$	22,148,229
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Payable to affiliates	$	966,742
Accrued expenses		7,525,745
Bank overdraft		332,789
Federal taxes payable - Affiliate		68,759
Miscellaneous liabilities		200
Total liabilities		8,894,235
STOCKHOLDER'S EQUITY:		
Common stock, $100 par value - authorized, 5,000 shares; issued and outstanding, 4,000 shares		400,000
Additional paid-in capital		180,493,862
Accumulated deficit		(167,639,868)
Total stockholder's equity		13,253,994
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	22,148,229

The accompanying notes are an integral part of these financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

INCOME:		
Distribution fee income	$	23,720,865
Dividend income		644,370
Total income		24,365,235
EXPENSES:		
Salary and related employee expenses		43,088,569
Commissions		5,394,166
Travel expenses		6,391,279
Conferences		4,412,799
Service fees		3,661,724
Marketing expenses		1,229,867
Training expenses		677,319
Rent		1,585,675
Telephone		684,062
Depreciation		384,650
Other operating expenses		1,781,785
Total expenses		69,291,895
LOSS BEFORE INCOME TAX BENEFIT		(44,926,660)
INCOME TAX BENEFIT		15,879,378
NET LOSS	$	(29,047,282)

The accompanying notes are an integral part of these financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

	Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE – January 1, 2008	4,000	$ 400,000	$ 150,493,862	$ (138,592,586)	$ 12,301,276
Capital contribution from Parent	-	-	30,000,000	-	30,000,000
Net loss	-	-	-	(29,047,282)	(29,047,282)
BALANCE - December 31, 2008	4,000	$ 400,000	$ 180,493,862	$ (167,639,868)	$ 13,253,994

The accompanying notes are an integral part of these financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(29,047,282)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		384,650
Changes in assets and liabilities:		
Receivable from affiliates		357,365
State taxes receivable - Affiliate		(1,016,047)
Federal taxes receivable - Affiliate		452,594
Deferred state taxes - Affiliate		23,896
Deferred federal taxes - Affiliate		(142,635)
Accounts receivable		2,321
Prepaid expenses		(265,771)
Other assets		(475)
Payable to affiliates		(3,190,645)
Accrued expenses		(647,748)
Federal tax payable - Affiliate		68,759
Miscellaneous liabilities		(199)
Net cash used in operating activities		(33,021,217)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment		(118,146)
Net cash used in investing activities		(118,146)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution from Parent		30,000,000
Bank overdraft		332,789
Net cash provided by financing activities		30,332,789
NET DECREASE IN CASH AND CASH EQUIVALENTS		(2,806,574)
CASH AND CASH EQUIVALENTS - Beginning of year		19,706,468
CASH AND CASH EQUIVALENTS - End of year	$	16,899,894
SUPPLEMENTAL INFORMATION:		
Federal income taxes refunded - Affiliate	$	14,950,982
State income taxes paid - Affiliate	$	13,496

The accompanying notes are an integral part of these financial statements.

1. BUSINESS AND ORGANIZATION

Sun Life Financial Distributors, Inc. (the "Company") is a Financial Industry Regulatory Authority ("FINRA") registered broker-dealer. The Company is a wholly owned subsidiary of Sun Life Financial (U.S.) Holdings, Inc. ("Parent"). The Parent contributes additional capital, as necessary, to maintain adequate net capital requirement levels. The Company operates as a wholesaler of fixed, equity indexed, and variable insurance products. The Company distributes the annuities and insurance products issued by Sun Life Assurance Company of Canada (U.S.) ("Sun Life (U.S.)") and Sun Life Insurance and Annuity Company of New York ("Sun Life (NY)"), both affiliated companies. The Company does not carry securities accounts for customers or perform securities custodial functions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation— The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates— The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents— Cash and cash equivalents consist of cash and highly liquid investments with remaining maturities of three months or less when purchased, including investments held in an unaffiliated money market fund.

Office Furniture and Equipment— Office furniture and equipment are carried at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally from three to ten years.

Income and Expenses — Annuity and insurance products are typically sold through appropriately licensed broker-dealers firms, financial institutions and insurance producers (collectively, "Retail Brokerage Firms"). The Company has entered into Wholesaling Agreements with Sun Life (U.S.) and Sun Life (NY) whereby it provides distribution services to the Retail Brokerage Firms in return for a distribution fee based on the type of product sold and the principal amount of each transaction.

Dividend income relates to dividends earned on the Company's investment in a money market fund. Dividend income is recorded on the ex-dividend date. Expenses are recognized when incurred.

3. RELATED-PARTY TRANSACTIONS

The accompanying financial statements have been prepared from the separate records maintained by the Company and reflect significant balances and transactions with affiliates. Such financial statements may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company.

3. RELATED-PARTY TRANSACTIONS (CONTINUED)

The Company's distribution fee income as shown on the statement of operations is earned 100% from affiliates.

The Company has an administrative services agreement with its Parent under which the Company has agreed to pay a fixed annual fee for certain services provided. Included in other operating expenses, for the year ended December 31, 2008, is $150,000 related to the administrative service agreement.

4. FAIR VALUE MEASUREMENTS

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" and applied the provisions of the statement prospectively to assets and liabilities measured and disclosed at fair value. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. SFAS No. 157 does not change existing guidance as to whether or not an instrument is carried at fair value.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs.

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels (i.e., Level 1, 2 and 3). Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. Level 2 inputs are observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Level 3 inputs are unobservable inputs reflecting the reporting entity's estimates of the assumptions that market participants would use in pricing the asset or liability.

In compliance with SFAS No. 157, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into the three level hierarchy described above. If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Fair Value Hierarchy

The following table presents the Company's categories for its assets measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 16,867,070	$ -	$ -	$ 16,867,070
Total assets measured at fair value on a recurring basis	$ 16,867,070	$ -	$ -	$ 16,867,070

4. FAIR VALUE MEASUREMENTS (CONTINUED)

Cash equivalents are considered a Level 1 fair value asset, due to the short-term nature and liquidity of the balance.

5. RETIREMENT PLANS

Savings and Investment Plan

The Company participates in a Savings and Investment Plan, sponsored by Sun Life (U.S.), consisting of a savings account that qualifies under Section 401(k) of the Internal Revenue Code ("the 401(k) Account") in which substantially all employees of at least age 21 are eligible to participate at their date of hire. Under the 401(k) Account of the Savings and Investment Plan, the Company matches, up to specified amounts, the employees' 401(k) contributions.

Effective January 1, 2006, the Savings and Investment Plan also includes a retirement investment account that qualifies under Section 401(a) of the Internal Revenue Code ("the RIA"). The Company contributes a percentage of each participant's eligible compensation determined under the following chart based on the sum of the participant's age and service on January 1 of the applicable plan year.

Age Plus Service	Company Contribution
Less than 40	3.0%
At least 40 but less than 55	5.0%
At least 55	7.0%

For RIA participants who were at least age 40 on January 1, 2006 and whose age plus service on January 1, 2006 equals or exceeds 45, the Company also contributes to the RIA from January 1, 2006 through December 31, 2015, a percentage of the participant's eligible compensation determined under the following chart based on the participant's age and service on January 1, of the applicable plan year.

	Service	
Age	Less than 5 years	5 or more years
At least 40 but less than 43	3.0%	5.0%
At least 43 but less than 45	3.5%	5.5%
At least 45	4.5%	6.5%

The Company's portion of the Savings and Investment Plan expense was $2,016,518 for the year ended December 31, 2008.

Other Post-Retirement Benefit Plans

The Company participates in a plan sponsored by Sun Life (U.S.) that provides certain health, dental and life insurance benefits ("post-retirement benefits") for retired employees and dependents. Substantially all employees may become eligible for these benefits if they reach normal retirement age while working for the Company, or retire early upon satisfying an alternate age plus service condition. Life insurance benefits are generally set at a fixed amount. The Company is allocated a portion of these post-retirement benefit plan expenses from Sun Life (U.S.). The allocated expenses were $350,988 for the year ended December 31, 2008.

6. INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by SFAS No. 109. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on the Company's assessment of the realizability of such amounts.

The Company is included in the consolidated tax return of the Parent and certain affiliates for state and federal income tax reporting. The method of allocation of the total combined income tax between the companies is subject to a written agreement, approved by the Board of Directors. Allocation is based upon separate return calculations with current credit for losses that were utilized by the consolidated group. Intercompany tax balances are settled on a quarterly basis within 30 days following a federal and state tax payment.

The Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48") on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The liability for unrecognized tax benefits ("UTBs") related to permanent tax adjustments, exclusive of interest was $954,733 at December 31, 2008.

The net increase in the tax liability for UTBs of $954,733 for the year ended December 31, 2008 resulted from the following:

Balance at January 1, 2008	$ -
Gross increases related to tax positions in prior years	954,733
Balance at December 31, 2008	$ 954,733

The Company has elected on a prospective basis, with the adoption of FIN 48, to recognize interest and penalties accrued related to UBTs in other operating expenses. During the year ended December 31, 2008, the Company recognized $283,848 in gross interest related to UTBs. The Company has not accrued any penalties.

The Internal Revenue Service ("IRS") is currently auditing the 2003 and 2004 tax years for the consolidated return. The 2001 and 2002 tax years for the consolidated return are in the appeals process with the IRS. While the final outcome of the ongoing tax examination is not yet determinable, the Company does not believe that any adjustments would be material to its financial position. Tax years prior to 2001 are closed to examination and audit adjustment under the applicable statute of limitations.

6. INCOME TAXES (CONTINUED)

A summary of the components of income tax benefit in the statements of operations for the years ended December 31 is as follows:

	2008
Current benefit:	
Federal	$ 14,417,255
State	1,343,384
Total current benefit	15,760,639
Deferred benefit (expense):	
Federal	142,635
State	(23,896)
Total deferred benefit	118,739
Total income tax benefit	$ 15,879,378

Federal income taxes attributable to the Company's operations are different from the amounts determined by multiplying income before federal income taxes by the expected federal income tax rate at 35%. The Company's effective rate differed from the federal income tax rate as follows:

	2008
Expected income tax benefit at U.S. statutory rate	$ 15,724,331
Permanent adjustments:	
Nondeductible expenses	(584,796)
State tax benefit (net of federal impact)	2,253,740
Provision to return adjustment, federal and state	(559,164)
FIN 48 Adjustment	(954,733)
Total income tax benefit	$ 15,879,378

The deferred income tax asset represents the tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. The Company's deferred tax asset was due to the difference in the financial statement and tax bases of fixed assets and was created by the difference in depreciation methods used. At December 31, 2008 the net federal and state deferred tax asset was $76,461.

7. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, at December 31, 2008 was $7,668,318 which was greater than the required net capital of $592,949 by $7,075,369. The ratio of aggregate indebtedness to net capital was 1.16 to 1.

During 2008, the Company received $30,000,000 in capital contributions from the Parent.

8. EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under the provisions of subparagraph (k)(1) thereof, since its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are properly transmitted, and all securities received in connection with activities as a broker-dealer are promptly delivered. The Company does not otherwise hold funds or securities for, or owe money or securities to, customers.

9. SUBSEQUENT EVENTS

In January 2009, the Company undertook an action to reduce the Company's cost structure and staffing levels due to the current economic environment. In connection with the expense reduction initiative, the Company recorded severance accruals of $1,850,777 during the first quarter of 2009. If the action were undertaken in 2008 and the severance accrual recorded as of December 31, 2008, the Company would still have maintained adequate capital requirement levels under Rule 15c3-1 of the Securities Act of 1934.

On January 30, 2009, the Company received a capital contribution from the Parent of $12,000,000.

* * * * * *

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL REQUIRED UNDER RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2008

		2008
CAPITAL:		
Stockholder's equity	$	13,253,994
DEDUCTIONS - Nonallowable assets:		
Receivable from affiliates		29,211
State tax receivable - Affiliate		2,987,308
Deferred state taxes - Affiliate		20,192
Deferred federal taxes - Affiliate		56,269
Prepaid expenses		530,178
Other assets		475
Office furniture and equipment, net		1,624,702
Total deductions		5,248,335
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		8,005,659
HAIRCUTS ON SECURITIES POSITIONS		(337,341)
NET CAPITAL	$	7,668,318
AGGREGATE INDEBTEDNESS:		
Total liabilities	$	8,894,235
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER-DEALER (The greater of 6-2/3% of aggregate indebtedness, or $5,000)	$	592,949
EXCESS NET CAPITAL	$	7,075,369
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.16-1

NOTE: There were no differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as of December 31, 2008.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT FOR BROKER AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of Rule 15c3-3.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

February 27, 2009

Sun Life Financial Distributors, Inc.
Two Copley Place, Suite 700
Boston, MA 02116

In planning and performing our audit of the financial statements of Sun Life Financial Distributors, Inc. (the "Company") (a wholly owned subsidiary of Sun Life Financial (U.S.) Holdings, Inc.) as of and for the year ended December 31, 2008 (on which we issued our report dated February 27, 2009 and such report expressed an unqualified opinion on these financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Yours truly,

Sun Life Financial Distributors, Inc

(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)
(SEC I.D. No. 16198)

Financial Statements as of and for the Year Ended December 31, 2008 and Supplemental Schedule of Computation of Net Capital as of December 31, 2008, and Independent Auditors' Report and Supplemental Report on Internal Control